SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

Regeneron Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75886F 10 7
(CUSIP Number)

Karen Linehan
Executive Vice President, Legal Affairs and General Counsel
Sanofi
54, rue La Boétie, 75008
Paris, France
Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.		NAME OF REPORTING PERSONS Sanofi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 22,535,558 (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 22,535,558 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,535,558 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7% (2)
14.		TYPE OF REPORTING PERSON CO

(1)           19,736,006 shares of Common Stock are held directly by sanofi-aventis Amérique du Nord (“SAAN”) and 2,799,552 of the shares of Common Stock are held directly by Aventis Pharmaceuticals Inc. (“Aventis”).   SAAN is a direct, wholly-owned subsidiary of Sanofi.  Aventis is an indirect, wholly-owned subsidiary of SAAN.  See Item 5 of the Schedule 13D.  Pursuant to the Amended and Restated Investor Agreement, dated as of January 11, 2014, by and among Sanofi, SAAN, sanofi-aventis US LLC, Aventis (collectively, the “Sanofi Parties”) and Regeneron Pharmaceuticals, Inc. (the “Company”), the Sanofi Parties have agreed to vote their respective shares of the Company, subject to specified exceptions, in accordance with the recommendation of the Company’s Board of Directors.

(2)           Calculation based on 99,086,588 shares of Common Stock outstanding as of July 17, 2014, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2014.

This Amendment No. 10 (this “Amendment No. 10”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on January 14, 2014, as amended (the “Schedule 13D”), and is filed by Sanofi (“Sanofi” or the “Reporting Person”) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Regeneron Pharmaceuticals, Inc. (the “Issuer” or the “Company”).  Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

For the purchases it made as disclosed in Item 5(c) of this Amendment No 10, SAAN paid an aggregate of $111,587,565.07, excluding brokerage commission and fees.  The source of such funds was working capital.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On October 15, 2014, SAAN entered into agreement with a broker (a “Rule 10b5-1 Plan”), intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Rule 10b5-1 Plan generally provides for purchases by SAAN during a period beginning no earlier than October 15, 2014 and ending not later than November 15, 2014, of up to an aggregate of 1,515,984 shares of Common Stock subject to certain amount and price thresholds and in conformity with Rule 10b-18 under the Exchange Act.  The Reporting Person makes no commitment in terms of the timing of such transactions, which will depend on market conditions including the price and availability of shares of Common Stock, and on such other factors considered relevant to the Reporting Person or to the broker in carrying out the Rule 10b5-1 Plan, as the case may be.

The Reporting Person purchased, through its subsidiary SAAN, an aggregate of 330,717 shares of Common Stock in market transactions, as disclosed in Item 5(c) of this Amendment No. 10.

The shares of Common Stock that are the subject of this filing were purchased for the purpose of making an investment in the Issuer.

Item 5.                                Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 10 as of the close of business on October 15, 2014, are incorporated herein by reference.  As of the close of business on October 15, 2014, the Reporting Person beneficially owned 22,535,558 shares of Common Stock, representing approximately 22.7% of the shares of Common Stock outstanding (based on 99,086,588 shares of Common Stock outstanding as of July 17, 2014, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2014).  The Reporting Person may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly owned by SAAN and Aventis, its subsidiaries.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule I to the Schedule 13D beneficially owns any shares of Common Stock as of October 15, 2014.

(c)  Since the most recent filing of Schedule 13D and through and including October 15, 2014, market transactions were effected in the Common Stock as disclosed in Schedule A to this Amendment No. 10.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule I to the Schedule 13D effected transactions in the Common Stock during the period described above.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2014

SANOFI

By:	/s/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President, Corporate Law, Financial & Securities Law

Schedule A

Entity	Trade Date (M/D/Y) †	Transaction	Number of Shares of Common Stock*	Price per Share* Price per	Price Range*

SAAN	9/12/2014	Purchase	1,871	$345.0655	$344.45	$345.37
SAAN	9/12/2014	Purchase	22,872	$346.1174	$345.48	$346.47
SAAN	9/12/2014	Purchase	23,324	$346.8796	$346.48	$347.39
SAAN	9/12/2014	Purchase	11,741	$347.9181	$347.48	$348.23
SAAN	9/15/2014	Purchase	11,922	$340.8803	$340.35	$341.32
SAAN	9/15/2014	Purchase	4,859	$341.9486	$341.40	$342.38
SAAN	9/15/2014	Purchase	16,623	$342.9230	$342.43	$343.40
SAAN	9/15/2014	Purchase	10,471	$343.8373	$343.44	$344.38
SAAN	9/15/2014	Purchase	12,934	$344.8936	$344.45	$345.43
SAAN	9/15/2014	Purchase	19,117	$346.1309	$345.45	$346.43
SAAN	9/15/2014	Purchase	4,898	$346.6958	$346.45	$347.36
SAAN	9/16/2014	Purchase	4,039	$347.7774	$347.58	$348.00
SAAN	9/16/2014	Purchase	15,031	$349.1198	$348.67	$349.66
SAAN	9/16/2014	Purchase	12,647	$349.9076	$349.71	$350.00
SAAN	10/15/2014	Purchase	5,739	$323.8960	$323.40	$324.32
SAAN	10/15/2014	Purchase	13,876	$324.9268	$324.39	$325.38
SAAN	10/15/2014	Purchase	28,003	$325.6033	$325.39	$326.37
SAAN	10/15/2014	Purchase	7,249	$326.8701	$326.39	$327.38
SAAN	10/15/2014	Purchase	23,602	$328.0115	$327.39	$328.38
SAAN	10/15/2014	Purchase	42,447	$328.8469	$328.39	$329.38
SAAN	10/15/2014	Purchase	20,062	$329.7899	$329.39	$330.11
SAAN	10/15/2014	Purchase	930	$330.9003	$330.46	$331.26
SAAN	10/15/2014	Purchase	1,200	$331.6717	$331.47	$332.41
SAAN	10/15/2014	Purchase	5,016	$332.7549	$332.47	$333.28
SAAN	10/15/2014	Purchase	7,825	$334.0712	$333.50	$334.40
SAAN	10/15/2014	Purchase	2,419	$334.8098	$334.62	$335.00

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions and fees).  The Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

†Beginning October 15, 2014, SAAN purchased the shares of Common Stock pursuant to a plan intended to comply with Rule 10b5-1(c)(1)(i) under the Exchange Act, entered into with a broker on October 15, 2014.